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                                                   OMB  APPROVAL

                                              OMB  Number:  3235-0145
                                              Expires:  August  31,  1999
                                              Estimated  average  burden
                                              Hours  per  response.  14.90
                                              UNITED  STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              COYOTE VENTURES CORP.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   224082 10 7
                     ______________________________________
                                 (CUSIP Number)

                                 NICK MACKINNON
                              2267 Marstrand Avenue
                           Vancouver, British Columbia
                                 Canada  V6K 2H8

                                  604-736-3430
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 OCTOBER 8, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP  No.  224082  10  7
-------------------------

1.   Names  of  Reporting  Persons  NICK  MACKINNON
     I.R.S. Identification Nos. of above persons (entities  only).:

--------------------------------------------------------------------------------

2.   Check  the  Appropriate  Box  if  a  Member  of  a Group (See Instructions)
(a)     [_]
(b)     [_]
--------------------------------------------------------------------------------

3.   SEC  Use  Only:

--------------------------------------------------------------------------------

4.   Source  of  Funds  (See  Instruction):  PF

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6.   Citizenship  or  Place  of  Organization:  CANADIAN  CITIZEN

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.   Sole  Voting  Power:  1,700,000  SHARES(1)
                           --------------------

8.   Shared  Voting  Power:  NOT  APPLICABLE
                             ---------------

9.   Sole  Dispositive  Power:  1,700,000  SHARES(1)
                                --------------------

10.  Shared  Dispositive  Power:  NOT  APPLICABLE
                                  ---------------

11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
                                                            1,700,000 SHARES(1)
                                                            -------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     NOT  APPLICABLE
     ---------------

13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):  14.4%
                                                                  -----

14.  Type  of  Reporting  Person  (See  Instructions)  IN
                                                       --

     (1) Mr. MacKinnon beneficially owns 1,500,000 shares of common stock of the Company and options to purchase 200,000 shares of the Company's common stock. The options are exercisable at a price of $2.50 per share until September 9, 2004.

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CUSIP  No.  224082  10  7
-------------------------

ITEM  1.     SECURITY  AND  ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of COYOTE VENTURES CORP., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at PO Box 73575, 1014 Robson Street, Vancouver, BC V6E 4L9.

ITEM  2.     IDENTITY  AND  BACKGROUND

A.     Name  of  Person  filing  this  Statement:

NICK  MACKINNON  (the  "Holder")

B.     Residence  or  Business  Address:

The residential address of Mr. MacKinnon is 2267 Marstrand Avenue, Vancouver, British Columbia, Canada V6K 2H8.

C.     Present  Principal  Occupation  and  Employment:

Mr. MacKinnon is a cancer research assistant for the British Columbia Cancer Foundation located at 601 West 10th Avenue, Vancouver, British Columbia, Canada V5Z 1L3.

D.     Mr.  MacKinnon  has  not  been  convicted  in  any  criminal  proceeding
(excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. MacKinnon has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.     Citizenship:     Mr.  MacKinnon  is  a  citizen  of  Canada.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Mr. MacKinnon acquired 1,500,000 shares of common stock of the Company from a director of the Company, on October 8, 2002 for an aggregate purchase price of $7,500 US. The purchase of the shares of common stock by Mr. MacKinnon was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. MacKinnon.

ITEM  4.     PURPOSE  OF  TRANSACTION

On October 8, 2002, Mr. MacKinnon, as transferee, acquired 1,500,000 shares of our common stock (representing approximately 13.0% of the outstanding shares of our common stock) for an aggregate purchase price of $7,500 US from a director of the Company. The purchase of the shares of common stock by Mr. MacKinnon from the transferor was consummated in a private transaction and Mr. MacKinnon is now a beneficial owner of the Company.

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CUSIP  No.  224082  10  7
-------------------------

The purpose or purposes of the acquisition of the Shares by Mr. MacKinnon was for investment purposes. Depending on market conditions and other factors, Mr. MacKinnon may acquire additional shares of the Company's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. MacKinnon also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. MacKinnon does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of October 8, 2002, the Holder holds beneficially the following securities of the Company:

Title of Security          Amount          Percentage of Shares of Common Stock*
-----------------          ---------       ------------------------------------
Common  Stock              1,700,000       14.4%
-----------------          ---------       ------------------------------------
*calculated  in  accordance  with  Rule  13d-3

     (1) Mr. MacKinnon beneficially owns 1,500,000 shares of common stock of the Company and options to purchase 200,000 shares of the Company's common stock. The options are exercisable at a price of $2.50 per share until September 9, 2004.

B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder has effected the following sales of the Company's securities during the 60 days prior to October 8, 2002


                        Number of                    Where and How
Date of Transaction     Shares     Price Per Share   Transaction was Effected
--------------------------------------------------------------------------------
September  9,  2002     200,000    Not  applicable   Grant  of  options  to
                                                     purchase 200,000 shares of
                                                     the Company's common
                                                     stock, exercisable at a
                                                     price of $2.50 per share
                                                     until September 9, 2004.

D.   Not  Applicable.

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CUSIP  No.  224082  10  7
-------------------------


E.   Not  Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      October 20, 2002
                                   _________________________________________
                                                  Date
                                     /s/ NICK  MACKINNON

                                   _________________________________________
                                                  Signature

                                               NICK  MACKINNON
                                   _________________________________________
                                                  Name/Title




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